Exhibit 99.4

THIS AGREEMENT is made on the 27th day of July 2020

BETWEEN:

(1)	Teko International Limited, a company incorporated in Australia and having its registered office at Level 7, King William Street, Adelaide, SA 5000 Australia (the “Vendor”);

(2)	Sunup Holdings Limited, a company incorporated in Hong Kong with limited liability and having its registered office at Suite 708 Siu On Center, 188 Lockhart Road, Wanchai, Hong Kong (the “Company”); and

(3)	Integrated Media Technology Limited, a company incorporated in Australia and having its registered office at Level 7, King William Street, Adelaide, SA 5000 Australia (the “Purchaser” or “IMTE”).

WHEREAS:

(A)	The Vendor is the beneficial owner of 5,000 shares of HK$1.00 each representing 50% equity interests in the outstanding capital of the Company. The Company has established operations in manufacturing of nano film coating plates used in filters.

(B)	The Company is engaged in the manufacturing and sale of nano coating plates used in filters (“Plates”). The Company has invested and set up the manufacturing line to manufacture the Plates. The Company is expected to commence operation within the next 45 days. It has the operational setup and has already started marketing the Products with positive response from the market. Currently it has sales orders to deliver plates with a sales value of about . Once the manufacturing operation commences then the Company expects more sales orders.
(C)	The Purchaser wishes to invest in the Company to broaden its revenue base and to explore other applications for this technology.

(D)	The Vendor has agreed to sell, and the Purchaser has agreed to purchase, the Sale Shares by the issuance of Consideration Shares to the Vendor on the terms and conditions of this Agreement.

NOW THEREFORE IT IS HEREBY AGREED as follows:

1.	INTERPRETATION

1.1	In this Agreement (including the Recitals and Schedules), unless the context otherwise requires, the following words and expressions shall have the following meanings ascribed to each of them below:

“2020 Accounts”	the balance sheet of the Company made up as at 30 June 2020;
“Acquisition Percentage”	is defined as 25.5%
"Agreement"	this agreement for the sale and purchase of the Sale Shares, as may be amended or supplemented from time to time;
“Annualized Earnings”	is defined as the average consolidated profits of the Company earned for the period of 24 months from the Completion Date

“Audited Profits”	the audited consolidated profits before taxation attributable to shareholders of the Company for the relevant period prepared under the accounting principles of the Company consistently applied;
“Auditors”	the auditors from time to time appointed by the Company (or such replacement approved by the Purchaser);
“Business”	such business begin engaged by the Company from time to time;
“Business Day”	a day (other than Saturdays) on which banks in Australia are generally open for the transaction of normal banking business;
“Completion Accounts”

the unaudited consolidated balance sheet of the Company as at the Completion Date and the unaudited consolidated profit and loss account of the Company for the period from 30 June 2020 to the Completion Date to be prepared by the Company;

“Completion Date”	the date falling on the fifth (5th) Business Day after the conditions set out in Clause 3.1 have been fulfilled or waived by the Purchaser and or the Vendor;
“Completion”	completion of the sale and purchase of the Sale Shares in accordance with the terms and conditions of this Agreement;
“Consideration”	the aggregate consideration payable by the Purchaser for the purchase of the Sale Shares pursuant to Clause 4.1;
“Consideration Shares”	means the shares in the Purchaser issued to the Vendor for the Sale Shares set out in Clause 2;
“Encumbrance”

any mortgage, charge, pledge, lien (otherwise than arising by statue or operation of law), equities, hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale-and-repurchase or sale and leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same;

“Long Stop Date”	31 October 2020 (or such later date the parties to this Agreement may agree in writing);
“PE Ratio”	means 5;
“Sale Shares”	such number of Shares to be sold by the Vendor to the Purchaser which constitute 25.5% of the total issued share capital of the Company as at the Completion Date;
“Shares”	means ordinary shares in the Company;
“Taxation”

all forms of taxation whenever created or imposed and whether in

Hong Kong or elsewhere and without limiting the generality of the foregoing, includes all forms of profits tax, interest tax, salaries tax, property tax, estate duty, stamp duty, sales tax, any provisional tax, customs and import duty, and any amount equal to any deprivation of any relief, allowance, set off deduction in computing profits or rights to repayment of taxation granted by or pursuant to any legislation concerning or otherwise relating to taxation and also includes in addition and without prejudice to the foregoing, all fines, penalties, costs charges, expenses and interests relating thereto;

“Warranties”	in respect of the Company, the representation and warranties set out in Clause 7 and Schedule 2;
“US$”	means United States Dollars.

1.2	The heading of this Agreement are inserted for convenience only and shall be ignored in construing this Agreement. Unless the context otherwise requires, references in this Agreement to the singular shall be deemed to include references to the plural and vice versa; references to one gender shall include all genders and references to any person shall include an individual, firm, body corporate or unincorporated.

1.3	References in this Agreement to clauses, schedules and exhibits are references to clauses schedules and exhibits of this Agreement and references to sub-clauses and paragraphs are unless otherwise stated, references to sub-clauses and paragraphs of the clause, sub-clause or, as appropriate, the schedule or the exhibit in which the reference appears.

2.	SALE AND PURCHASE OF THE SALE SHARES

2.1	Subject to the fulfilment of the conditions set out in Clause 3.1 of this Agreement, the Vendor, as beneficial owner of the Sale Shares, shall sell and the Purchaser shall, relying on the warranties and indemnities herein contained, purchase the Sale Shares free from all Encumbrances together with all rights now or hereafter attaching thereto including but not limited to all dividends paid, declared and/or made in respect thereof on or after the date of this Agreement for the consideration set out in Clause 4.1 in this Agreement.

3.	CONDITIONS

3.1	Completion is conditional upon:
(a)	the Purchaser notifying the Vendor in writing that it is satisfied in reliance on the Warranties and upon having completed its due diligence (including without limitation, legal, financial and commercial aspects) in respect of the Company referred to in Clause 3.3 below and the results of which are, in the absolute opinion of the Purchaser, satisfactory and acceptable to the Purchaser in all respects;

(b)	the Purchaser having obtained all necessary consents and approvals for the transactions contemplated under this Agreement (if required) from the relevant governmental or regulatory authorities in Australia or elsewhere under the relevant applicable laws and regulations;

(c)	the Purchaser having obtained the approval by the eligible shareholders of IMTE (if required) to approve the transaction and the Consideration Shares contemplated to be issued in this Agreement;

(d)	the Vendor having obtained all necessary consents and approvals for the transactions contemplated under this Agreement (if required) from the relevant governmental or regulatory authorities in Hong Kong or elsewhere under the relevant applicable laws and regulations;

(e)	the Vendor and or the Company having complied with its pre-Completion obligations specified in Clause 8 and otherwise having performed all of the covenants and agreements required to be performed under this Agreement; and

(f)	the Warranties remaining true and accurate and not misleading in any material respect as if repeated on the Completion Date and at all times between the date of this Agreement and the Completion Date.

3.2	In relation to Clause 3.1(a), the Company shall give and shall procure that the Purchaser and/or any persons authorised by it in writing will be given such access to the premises and all books, documents, title deeds, records, returns, approvals, correspondence and accounts of the Company and all such information relating to the Company as may be reasonably requested by or on behalf of the Purchaser to undertake and conduct a full due diligence (including but without limitation, in all legal, financial and commercial aspects) against the Company and be permitted to take copies of any books, documents, title deeds, records and accounts and that the directors and employees of all members of the Company shall be instructed to give promptly all such information and explanations to any such persons as aforesaid as may be requested by it or them. For the avoidance of doubt, such due diligence shall not limit or otherwise qualify in any way the obligations and liabilities of the Vendor under Clause 7.

3.3	The Purchaser may at any time by notice in writing to the Vendor waive any of the conditions set out in Clause 3.1. If (a) any of the conditions set out in Clause 3.1 has not been satisfied (or as the case may be, waived by the Purchaser) on or before 5:00 p.m. on the Long Stop Date or such later date as the Purchaser and the Vendor may agree; or (b) the Purchaser is not satisfied with the results of the due diligence conducted according to Clause 3.2 and informs the Vendor in writing at any time, this obligations and liabilities hereunder save for any antecedent breaches of the terms hereof.

4.	CONSIDERATION

4.1	The consideration for the sale and purchase of the Sale Shares shall be US$750,000 (the “Sale Consideration”). The Sale Consideration shall be paid by the issuance of new shares in IMTE (the “Consideration Shares”) at an issuance price of US$3.00 per Share within 5 days after the date on which the conditions set out in Clause 3.1 has been fulfilled in all respects (the “Allotment Date”). The Consideration Shares will be issued as fully paid and will rank pari passu in all respects with the existing shares in IMTE in issue on the Allotment Date.

5.	COMPLETION

5.1	Completion shall take place at the Company’s office on the Completion Date at 5:00 p.m. (or at such other place and time as the parties may agree) when all the acts and requirement set out in this Clause 5 shall be complied with.

5.2	On Completion, the Vendor and or the Company (as the case may be) deliver or procure the delivery to the Purchaser of all the following:

(a)	the Vendor delivers the relevant instruments of transfer and contract notes in respect of the transfer of the Sale Shares duly executed by the Vendor in favour of the Purchaser or such other nominee(s) as the Purchaser may direct and such other documents as may be required to give a good and effective transfer of title to the Sale Shares to the Purchaser or such nominee(s) and to enable the Purchaser or such nominee(s) to become the registered and beneficial holder thereof free from all Encumbrances to the Purchaser’s satisfaction;

(b)	the Vendor delivers definitive share certificates in respect of the Sale Shares and other evidence as may be required by the Purchaser showing that the Vendor is the beneficial owner of the number of Sale Shares free from all Encumbrances;

(c)	the Company delivers copies, certified as true and complete by a director of the Company, of resolutions of the shareholders meeting/board of directors approving the matters as stipulated in Clause 5.3;

(d)	the Company delivers in respect of the Company:

(i)	all statutory records and minute books (which shall be written up to date as at Completion), all unissued share certificates (if any) and all other statutory records then;
(ii)	all common seals and all rubber stamps, cheque books, cheque stubs and bank statements, receipt books, all current insurance policies, books and accounts and title deeds and evidence of ownerships to all assets and all current contracts and all other accounting records;
(iii)	copies of all tax returns and assessments (receipted where the due dates for payment fell on or before the Completion Date);
(iv)	execution of employment contracts in a form satisfactory to the Purchaser, at its sole discretion, for the executive management staff for the Company for a period of at least one year after the Completion Date;
(v)	all correspondence and other documents belonging to the Company (including its constitutional documents); and provided that, if the Purchaser so agrees, delivery of all documents and records referred to in this Clause 5.2(d) shall be deemed to have been effected where they are situated in premises and shall continue to be in the sole occupation of the respective companies in the Company following Completion or otherwise in the custody of persons who shall remain officers and/or employees of the Company following Completion; and

(e)	the June 30, 2020 Accounts (which shall not have any deviation from the Accounts as contained in Schedule 2).

5.3	On Completion, the Company shall procure a meeting of the shareholders/directors (as appropriate) of the Company at which such matters shall be dealt with and resolved upon as the Purchaser shall require for the purposes of giving effect to the provisions of this Agreement including:

(a)	record the Sale Shares in the name of the Purchaser in the Company’s share register; and
(b)	amending the memorandum and articles of association of the Company as may be required by the Purchaser in writing prior to the Completion.

5.4	Against performance of the obligations by the Vendor and or the Company (as the case may be) under Clauses 5.2 and 5.3 above, the Purchaser shall:

(a)	cause to be delivered to the Vendor the Consideration Shares to be registered in the name of the Vendor or its nominee, on the book of the Purchaser by the Purchaser’s transfer agent ; and
(b)	deliver to the Vendor a certified copy of the directors’ resolutions of the Purchaser approving this Agreement.

5.5	If the Vendor or the Company, as appropriate, shall fail to do anything required to be done by them under Clauses 5.2 and 5.3, without prejudice to any other right or remedy available to the Purchaser, the Purchaser may:

(a)	defer Completion to a day not later than 14 days after the date fixed for Completion (and so that the provisions of this paragraph (a) shall apply to Completion as so deferred); or
(b)	proceed to Completion so far as practicable but without prejudice to the Purchaser's rights to the extent that the Vendor shall not have complied with their obligations; or
(c)	rescind this Agreement without liability on its part.

5.6	The parties to the Agreement confirm and agree that Clauses 6 to 11 shall survive the Completion.

6.	OBLIGATIONS AFTER COMPLETION

6.1	The Purchaser agrees to pay the Vendor a performance fee payment calculated based on i) the product of the PE Ratio multiplied by the Annualized Earnings and then multiply by the Acquisition Percentage, and ii) less the Sale Consideration (“the Performance Consideration”). The Purchaser agrees to pay the Performance Consideration by banker draft within two weeks upon the parties agreeing on the Audited Profits set out in clause 6.2 below but in any event no later than four months after the second anniversary of the Completion Date.

6.2	IMTE shall provide a report of the Audited Profits (“Profits Report”) issued by the auditor of the Company of the consideration to be received by the Vendor as set out in Clause 6.1 above. If the Vendor is not satisfied with the Profits Report from the Company’s auditor, then the Vendor shall have the right, at its expense, to appoint an independent auditor, agreed by both parties, to issue an independent report, and the findings of the independent auditor shall be final and binding on the parties.

6.3	For the duration of the Agreement until the Performance Consideration has been determined, the Purchaser (if it obtains a majority interest in the Company) and the Company undertake not to terminate without cause any director on the Company’s board of directors, its principal executive officer or its principal financial officer that are in office upon the Completion except with the written consent of the Vendor. If the Purchaser or the Company make such a termination without cause and without the written consent of the Vendor, then the Vendor shall have the right to purchase the Shares back from the Purchaser for the Consideration Shares.

7.	WARRANTIES

7.1	The Company warrants and undertakes to and with the Purchaser that the Warranties are true and accurate in all respects as at the date of this Agreement and will continue to be so up to and including Completion and agrees to use its best endeavours (including taking such remedial action as may be necessary) to ensure that the Warranties have remained and will remain true and accurate in all respects from the date of signing of this Agreement up to the time of Completion and acknowledge that the Purchaser, in entering into this Agreement, is relying on, inter alia, such Warranties. For the avoidance of doubt, the liabilities and obligations of the Company under the Warranties shall in no circumstances be lessened modified, relieved or otherwise reduced due to any actual or constructive knowledge of the Purchaser of any facts or events relating to the business, operations or otherwise of the Company, whether such knowledge is gained in the course of the due diligence conducted under Clause 3.2 or otherwise.

7.2	The Vendor has full power to enter into and perform this Agreement and this Agreement will constitute, binding obligations on the Vendor, enforceable in accordance with their terms.

7.3	The Company and the Vendor agree that the Purchaser shall treat each of the Warranties (to the extent that they are applicable to them) as a condition of this Agreement. In addition, each of the Warranty is without prejudice to any other Warranty and, except where expressly otherwise stated, no provision in any Warranty shall govern or limit the extent or application of any other provision in any Warranty.

7.4	The Company agrees to fully indemnify and keep the Purchaser and its assignee fully indemnified on demand from and against all losses, liabilities, damages, costs and expenses (including legal expenses) which the Purchaser and its assignee may incur or sustain from or in consequence of any of the Warranties not being correct or fully complied with. This indemnity shall be without prejudice to any other rights and remedies of the Purchaser and its assignee in relation to any such breach of Warranties and all such rights and remedies are hereby reserved.

8.	PRE-COMPLETION OBLIGATIONS

8.1	The Company agrees to the Purchaser that from the date of this Agreement to the Completion Date, the Company and or its subsidiaries shall not do or procure to do any of the following without the express written consent of the Purchaser, and such consent shall not be unreasonably withheld.

(a)	issue any shares;
(b)	dispose of or agree to dispose of or grant any option in respect of any part of its assets;
(c)	borrow any money or make any payments out of or drawings on its bank account(s) other than routine payments;
(d)	enter into any unusual or abnormal contract or commitment;
(e)	make any loan;
(f)	enter into any leasing hire purchase or other agreement or arrangements for payment on deferred terms;
(g)	declare, make or pay any dividend or other distribution or do or suffer anything which may render its financial position less favourable than as at the date of this Agreement;
(h)	grant or issue or agree to grant or issue any mortgages charges debentures or other securities or give or agree to give any guarantees or indemnities;
(i)	make any change in the terms and conditions of employment or pension benefits of any of its directors or employees or employ or terminate (other than for good cause) the employment of any person;
(j)	permit any of its insurances to lapse or do anything which would make any policy of insurance void or voidable;
(k)	create issue or grant any option in respect of any class of share or loan capital or agree so to do;
(l)	in any other way depart from the ordinary course of its respective day-to-day business either as regards the nature scope or manner of conducting the same;
(m)	alter any provisions of its memorandum or articles of association or other constitutional documents;
(n)	voluntarily contravene or fail to comply with any material obligation, statutory or otherwise; or
(o)	do anything whereby its financial position will be rendered less favourable than at the date hereof.

8.2	The Company warrants and undertakes that, as at the Completion Date the Company shall have no liability (including known, actual or contingent) other than amounts disclosed in the 2020 Accounts and the Completion Accounts.

9.	ACCESS TO INFORMATION

The Company shall assist the Purchaser, its agents, representatives and professional advisers in obtaining promptly on request full access to all such facilities and information regarding the business, assets, liabilities, contracts and affairs of the Company and other evidence of ownership of the assets owned by the Company as the Purchaser may require.

10.	FURTHER ASSURANCE

The Vendor shall execute, do and perform or procure to be executed, done and performed by other necessary persons all such further acts, agreements, assignments, assurances, deeds and documents as the Purchaser may require effectively to vest the registered and beneficial ownership of the Sale Shares in the Purchaser free from all Encumbrances and with all rights now and hereafter attaching thereto.

11.	CONFIDENTIALITY AND ANNOUNCEMENTS

11.1	Each party undertakes to the other parties that it will not, at any time after the date of this Agreement, divulge or communicate to any person other than to its professional advisers, or when required by law or any rule of any relevant stock exchange body or the US Securities and Exchange Commission, or to its respective officers or employees whose province is to know the same any confidential information concerning the business, accounts, finance or contractual arrangements or other dealings, transactions or affairs of any of the others which may be within or may come to its knowledge and it shall use its best endeavours to prevent the publication or disclosure of any such confidential information concerning such matters.

11.2	No public announcement or communication of any kind shall be made in respect of the subject matter of this Agreement unless specifically agreed between the parties or unless an announcement is required pursuant to the applicable laws and the regulations or the requirements of any regulatory body or authority. Any announcement by any party required to be made pursuant to any relevant laws or regulation or the requirements of the any regulatory body or authority shall be issued only after such prior consultation with the other party as is reasonably practicable in the circumstances.

12.	GENERAL

12.1	This Agreement constitutes the entire agreement between the parties hereto with respect to the matters dealt with herein and supersedes all previous agreements, arrangements, statements, understandings or transactions between the parties hereto in relation to the matters hereof and the parties acknowledge that no claim shall arise in respect of any agreement so superseded.

12.2	Any variation to this Agreement shall be binding only if recorded in a document signed by all the parties hereto.

12.3	Time shall be of the essence of this Agreement but no failure by any party to exercise, and no delay on its part in exercising any right hereunder will operate as a waiver thereof, nor shall any single or partial exercise of any right under this Agreement (including a settlement with the Vendor) preclude any other or further exercise of it or the exercise of any right or prejudice or affect any right against any person under the same liability whether joint, several or otherwise. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

12.4	This Agreement shall be binding upon and enure for the benefit of the successors of the parties but shall not be assignable.

12.5	All provisions of this Agreement, in so far as the same shall not have been performed at Completion, shall remain in full force and effect notwithstanding Completion.

12.6	If any provision of this Agreement shall be held to be illegal or unenforceable, the enforceability of the remainder of this Agreement shall not be affected.

12.7	Time shall be of the essence as regards any date or period mentioned in this Agreement and any date or period substituted for the same by agreement of the parties hereto or otherwise.

13.	NOTICES

13.1	Any notice required to be given by any party hereto to any other shall be deemed validly served by hand delivery or by prepaid registered letter sent through the post (airmail if to an overseas address) or by facsimile transmission to its address given herein or such other address as may from time to time be notified for this purpose and any notice served by hand shall be deemed to have been served on delivery, any notice served or by facsimile transmission shall be deemed to have been served when sent and any notice served by prepaid registered letter shall be deemed to have been served 48 hours (72 hours in the case of a letter sent by airmail to an address in another country) after the time at which it was posted and in providing service it shall be sufficient (in the case of service by hand and prepaid registered letter) to provide that the notice was properly addressed and delivered or posted, as the case may be, and in the case of service by facsimile transmission to prove that the transmission was confirmed as sent by the originating machine.

14	COSTS AND STAMP DUTY

14.1	Each party shall bear its own costs and expenses (including legal fees) incurred in connection with the preparation, negotiation, execution and performance of this Agreement and all documents incidental or relating to Completion.

14.2	All stamp duty (if any) payable in connection with the sale and purchase of the Sale Shares shall be borne by the Vendor and the Purchaser in equal shares.

15	GOVERNING LAW AND JURISDICTION

15.1	This Agreement shall be governed by and construed in accordance with the laws of South Australia, Australia.

15.2	In relation to any legal action or proceedings to enforce this Agreement or arising out of or in connection with this Agreement (“proceedings”) each of the parties irrevocably submits to the non-exclusive jurisdiction of the Supreme Court of South Australia and waives any objection to proceedings in that court on the grounds of venue or on the grounds that the proceedings have been brought in any inconvenient forum.

15.3	These submissions shall not affect the right of any party to take proceedings in any other jurisdiction nor shall the taking of proceedings in any jurisdiction preclude any party from taking proceedings in any other jurisdiction.

16	LEGAL REPRESENTATION

Each party confirms and acknowledges to the other that it has sought separate legal representation and is fully aware of the provisions of this Agreement and the transactions contemplated herein before entering into this Agreement.

17	COUNTERPARTS

This Agreement may be executed in one or more counter parts each of which shall be binding on each party by whom or on whose behalf it is so executed, but which together shall substitute a single instrument. For the avoidance of doubt, this Agreement shall not be binding on any party hereto unless and until it shall have been executed by or on behalf of all persons expressed to be a party hereto.

SCHEDULE 1

Warranties

In this Schedule, unless the context otherwise indicates each of the Warranties shall be deemed to repeated mutatis mutandis at the date of this Agreement and at Completion. The Vendor and the Company represents and warrants that each of the warranties below is subject to the information disclosed in the Accounts and or other information disclosed to the Purchaser.

1.	INTERPRETATION

In this schedule where the context admits:-

“Accounts” means the unaudited balance sheet of the Company made up as at the Balance Sheet Date;

“Balance Sheet Date” means 30 June 2020;

“Company” means Sunup Limited;

“Intellectual Property” means patents, trademarks, service marks, trade names, registered designs, designs, copyrights and other forms of intellectual or industrial property (in each case in any part of the world and whether or not registered or registrable and for the full period thereof and all extensions and renewals thereof and applications for registration of or otherwise in connection with the foregoing), know-how, inventions, formulae, confidential or secret processes and information, computer programs and software, and any other protected rights and assets, and any licences and permissions in connection therewith;

2.	INFORMATION

(A)	Disclosures

The facts and information set out in the recitals and, the Schedules and all documents attached are true and all information which has been provided in writing to the Purchaser or its representatives or advisers by any Director, officer or other official of the Company or by their respective professional advisers or other agents was when given and is now true and accurate in all material respects. There is no fact or matter which has not been disclosed which renders any such information untrue, inaccurate or misleading or the disclosure of which might reasonably affect the willingness of a willing purchaser to purchase the Sale Shares in accordance with the provisions of this Agreement.

(B)	Assessment of prospects

The information disclosed to the Purchaser or its representatives or professional advisers, by the Directors, officers or other officials of the Company regarding the current trading and prospects of the Company comprises all information which is material for the reasonable assessment of the financial and trading prospects of the Company.

3.	COMPLIANCE

(A)	Constitution of the Company

The copy of the memorandum and articles of association of the Company which is provided to the Purchaser is true and complete in all respects and has embodied in it or annexed to it a copy of every such resolution and agreement required by law to be annexed to it and the Company has at all times carried on its business and affairs in all respects in accordance with its memorandum and articles of association and all such resolutions and agreements.

(B)	Statutory compliance

The Company is a duly organised limited liability company validly existing under the laws of the place of its incorporation and has the corporate powers and authorises to carry on the business presently carried on by it and to own and hold the assets used therewith. The Company has complied with the provisions of all applicable laws, regulations (and all orders notices and directions made thereunder) and all applicable codes or practices. All returns, particulars, resolutions and other documents required to be filed with or delivered to the registrar of companies or to any other authority whatsoever by the Company have been correctly and properly prepared and so filed or delivered.

4.	CAPITAL STRUCTURE

(A)	Capital of the Company

The Sale Shares together constitute 25.5% of the issued share capital of the Company (directly or indirectly) as at the date of this Agreement and are fully paid up. There is no Encumbrance or other form of agreement (including conversion rights and rights of pre-emption) on, over or affecting the Sale Shares or any unissued shares, debentures or other securities of the Company and there is no agreement or commitment to give or create any of the foregoing, and no claim has been made by any person to be entitled to any of the foregoing, and no person has the right (whether exercisable now or in the future and whether contingent or not) to call for the issue of any share or loan capital of the Company under any of the foregoing.

(B)	Ownership

All the Sale Shares are solely legally and beneficially owned by and registered in the name of the Vendor.

(C)	Reorganisation of share capital

The Company has not at any time, other than the issue of shares to the Vendor:

(i)	repaid, redeemed or purchased or agreed to repay, redeem or purchase any of its shares, or otherwise reduced or agreed to reduce its issued share capital or any class of it; or

(ii)	capitalised or agreed to capitalise in the form of shares, debentures or other securities or in paying up any amounts unpaid on any shares, debentures or other securities, any profits or reserves of any class or description or passed or agreed to pass any resolution to do so.

5.	ACCOUNTS

(A)	General

The Accounts:

(i)	will be prepared in accordance with the requirements of all relevant laws, statutes, with good accounting principles and practices generally accepted at the date hereof in Australia for companies carrying on a similar business to that of the Company comply with the laws and regulations and all relevant statements of standard accounting practice and accounting guidelines issued by the relevant authorities, are prepared on a basis consistent with preceding accounting periods of the Company and with the books of account of the Company and are true and accurate in all material respects;

(ii)	disclose a true and fair view of the assets and liabilities of the Company at the Balance Sheet Date and of its profits for the financial year ended on such date;

(iii)	contain full provision or reserve for bad and doubtful debts, burdensome contracts or other obligations, obsolescent or slow moving stocks and for depreciation on fixed assets, which provision or reserve was when made and is now adequate;

(iv)	contain a note of all capital commitments of the Company at the Balance Sheet Date, which note was when made and is now adequate, fair and not misleading; and

(v)	contain full provision or reserves (as appropriate) for all Taxation.

(B)	Liabilities

At the Balance Sheet Date the Company had no liabilities known, actual or contingent (including contingent liabilities to customers and contingent liabilities for Taxation) which were not disclosed, noted or provided for in the Accounts.

(C)	Plant and machinery etc.

All the fixed and loose plant and machinery, equipment, furniture, fittings and vehicles used by the Company at the Balance Sheet Date are reflected in the Accounts, were at the Balance Sheet Date and (except for such items as have been disposed of or realised by the Company in the ordinary course of business) remain in the absolute beneficial ownership of the Company and are free from any encumbrance, hire or hire purchase agreement or leasing agreement or agreement for payment on deferred terms and (apart from depreciation in the ordinary course of business) their value is not less than at the Balance Sheet Date and none has been acquired for any consideration in excess of its net realisable value at the date of such acquisition or otherwise than by way of a bargain at arm's length.

(D)	Depreciation

Depreciation of the fixed assets of the Company has been made at a rate sufficient to write down the value of such assets to nil not later than the end of their useful working lives and no fixed asset has attributed to it a value exceeding the current market value thereof at the Balance Sheet Date.

(E)	Books of account

All accounts, books, ledgers, financial and other necessary records of whatsoever kind of the Company (including all invoices and other records required for tax):

(i)	have been fully, properly and accurately maintained, are in the possession of the Company and contain true and accurate records of all matters including those required to be entered in them by applicable laws and no notice or allegation that any of the same is incorrect or should be rectified has been received;
(ii)	do not contain or reflect any material inaccuracies or discrepancies;
(iii)	give and reflect a true and fair view of the matters which ought to appear in them and in particular of the financial, contractual and trading position of the Company and of its plant and machinery, fixed and current assets and liabilities (actual and contingent), debtors and creditors and stock-in trade; and
(iv)	contain accurate information in accordance with generally accepted accounting principles in Hong Kong relating to all transactions to which the Company has been a party and the Accounts do not overstate the value of any asset or understate any liability of the Company at the Balance Sheet Date.

6.	POST BALANCE SHEET DATE EVENTS

Since the Balance Sheet Date, the Company:

(A)	Business

has carried on its business in the ordinary and usual course and without entering into any transaction, assuming any liability or making any payment not provided for in the Accounts which is not in the ordinary course of business and without any interruption or alteration in the nature, scope or manner of its business and nothing has been done which would be likely to prejudice the interests of the Purchaser as a prospective purchaser of the Sale Shares;

(B)	Financial position and prospects

has not experienced any deterioration in its financial or trading position or prospects or turnover or suffered any diminution of its assets by the wrongful act of any person and the value of its net assets is not less than the value of its net assets as at the Accounts Date as shown by the Accounts and the Company has not had its business, profitability or prospects adversely affected by the loss of any important customer or source of supply or by any abnormal factor not affecting similar businesses to a like extent and there are no facts which are likely to give rise to any such effects;

(C)	Assets and liabilities

has not acquired or disposed of or agreed to acquire or dispose of any assets or assumed or incurred or agreed to assume or incur any liabilities (actual or contingent) otherwise than in the ordinary course of business;

(D)	Distributions and loan repayments

has not declared, made or paid any dividend, bonus or other distribution of capital or income (whether a qualifying distribution or otherwise) and (excluding fluctuations in overdrawn current accounts with bankers) no loan or loan capital of the Company has been repaid in whole or in part or has become due or is liable to be declared due by reason of either service of a notice or lapse of time or otherwise howsoever;

(E)	Liability to tax

has not carried out or entered into any transaction and no other event has occurred in consequence of which (whether alone or together with any one or more transactions or events occurring before, on or after the date of this Agreement) any liability of the Company to Taxation has arisen or will arise (or would have arisen or would or might arise but for the availability of any relief, allowance, deduction or credit) other than profits tax on the actual income (not chargeable gains or deemed income) of the Company arising from transactions entered into in the ordinary course of business;

(F)	Employees

has not made any change to the remuneration, terms of employment, emoluments or pension benefits of any present or former director, officer or employee of the Company who on the Balance Sheet Date was entitled to remuneration in excess of A$100,000 (or its equivalent in any other currency) per annum and has not appointed or employed any additional director, officer or employee entitled as aforesaid;

(G)	Debts

has not waived or released any debts in whole or in part and has not written off debts in an amount exceeding A$100,000 (or its equivalent in any other currency) in the aggregate;

(H)	Contracts

has not entered into contracts involving capital expenditure in an amount exceeding in the aggregate A$50,000 (or its equivalent in any other currency);

(I)	Resolutions

(including any class of its members) has not passed any resolution whether in general meeting or otherwise;

(J)	Third party rights

has not become aware that any event has occurred which would entitle any third party to terminate any contract or any benefit enjoyed by it or call in any money before the normal due date therefor;

(K)	Stock-in-trade

has not purchased stocks in quantities or at prices materially greater than was the practice of the Company prior to the Balance Sheet Date;

(L)	Creditors

has paid its creditors within the times agreed with such creditors;

(M)	Borrowings

has not borrowed or raised any money or taken any financial facility (except such short term borrowings from bankers as are within the amount of any overdraft facility which was available to the Company at the Balance Sheet Date) or since the Balance Sheet Date renegotiated or received any notice from any banker that such banker wishes to renegotiate any overdraft facility available to the Company at the Balance Sheet Date.

7.	TRANSACTIONS WITH VENDOR AND DIRECTORS

(A)	Loans and debts

Other than as disclosed to the Purchaser, there is not outstanding:

(i)	any indebtedness or other liability (actual or contingent) owing by the Company to any of the Vendor or any director of the Company of any of them or owing to the Company by any of the Vendor or any director of the Company; or
(ii)	any guarantee or security for any such indebtedness or liability as aforesaid.

(B)	Contracts and arrangements

Other than as disclosed to the Purchaser, there is not now outstanding, any agreement, arrangement or understanding (whether legally enforceable or not) to which the Company is a party or has an interest and in which any of the Vendor, or any director of the Company of any of them is interested whether directly or indirectly other than those arm’s length contracts disclosed to the Purchaser.

(C)	Competitive interests

Other than as disclosed to the Purchaser, none of the Vendor nor any director of the Company intends to acquire, either individually or collectively, or with any other person or persons, has any estate, right or interest, directly or indirectly, in any business other than that now carried on by the Company which is or is likely to be or become competitive with the business of the Company.

(D)	Intellectual Property

None of the Vendor nor any director of the Company either individually, collectively or with any other person or persons are not interested in any way whatsoever in any Intellectual Property used and not wholly owned by the Company other than those disclosed to the Purchaser.

(E)	Benefits

None of the Vendor nor any director of the Company, is entitled to or has claimed entitlement to any remuneration, compensation or other benefit from the Company other than those disclosed to the Purchaser.

8.	FINANCE

(A)	Borrowings

The Company has no bank borrowings.

(B)	Options, guarantees etc.

The Company is not responsible for the indebtedness of any other person, and in particular but without prejudice to the generality of the foregoing is not a party to any option or pre- emption right or a party to any guarantee or suretyship or any other obligation (whatever called) to pay, purchase or provide funds (whether by the advance of money, the purchase of or subscription for shares or other securities or the purchase of assets or services or otherwise) for the payment of or as an indemnity against the consequence of default in the payment of any indebtedness of any other person.

9.	TAXATION

(A)	General

(i)	Notices and returns

All notices, returns and computations of the Company for the purposes of Taxation have been made punctually on a proper basis and are correct and none of them is, or is likely to be, the subject of any dispute with any fiscal authority.

(ii)	Payment of tax due

All Taxation which the Company is liable to pay prior to Completion has been or will be so paid prior to Completion or be subject to an agreed payment plan with the relevant tax office.

(iii)	Tax provision

Full provision or reserve has been made in the Accounts for all Taxation assessed or liable to be assessed on the Company or for which it is accountable in respect of income, profits or gains earned, accrued or received on or before the Balance Sheet Date, including distributions made down to such date or provided for in the Accounts, and proper provision has been made in the Accounts for deferred taxation in accordance with internationally accepted accounting standards.

10.	OTHER ASSETS

(A)	Assets and charge

(i)	All assets of the Company which are included in the Accounts or have otherwise been represented as being the property of the Company or which were at the Balance Sheet Date used or held for the purposes of its business were at the Balance Sheet Date in the absolute beneficial ownership of the Company and (except for assets disposed of or realised by the Company in the ordinary course of business) the Company is the absolute beneficial owner of and has good, marketable title to all such assets and all such assets are in the possession and control of the Company and are sited within South Korea.

(ii)	All assets which have been acquired by the Company since the Balance Sheet Date are (except as aforesaid) now in the absolute beneficial ownership of the Company and in the possession and control of the Company and none is the subject of any encumbrance (excepting only liens arising in the normal course of trading) nor has the Company created or agreed to create any encumbrance or entered into any factoring arrangement, hire-purchase, conditional sale or credit sale agreement which has not been disclosed and in respect of any such encumbrance, arrangement or agreement so disclosed there has been no default by the Company in the performance or observance of any of the provisions thereof.

(B)	Condition of assets

The plant and machinery (including fixed plant and machinery) and all vehicles and office and other equipment and assets shown in the Accounts or acquired since the Balance Sheet Date or otherwise used in connection with the business of the Company which have not been disposed of in the ordinary course of business:

(i)	do not contravene any requirement or restriction having the force of law;

(ii)	performs in accordance with its manufacturers specifications and are in good repair and condition and are regularly maintained, fully serviceable and in good working order;

(iii)	are each capable of doing the work for which they were designed and/or purchased and will each be so capable (subject to fair wear and tear) during the period of time over which the value of such assets will be written down to nil in the accounts of the Company;

(iv)	are not surplus to the Company’s requirements; and

(v)	are not dangerous, inefficient, out-of-date, unsuitable or in need of renewal or replacement and the vehicles owned by the Company are road-worthy and duly licensed for the purposes for which they are used.

(vi)	maintenance contracts are in full force and effect in respect of the computer and all other assets owned or used by the Company which it is normal or prudent to have maintained by outside or specialist contractors.

(C)	Insurance

(i)	All the assets of the Company which are of an insurable nature have at all material times been and are at the date hereof fully insured to their full replacement value against fire and other risks normally insured against by companies carrying on similar businesses or owning property of a similar nature to those of the Company and the Company has at all material times been and is at the date of this Agreement adequately covered against all legal liability and risks normally insured against by such companies (including liability to employees or third parties for personal injury or loss or damage to property, product liability and loss of profit).

(ii)	Particulars of all policies of insurance of the Company now in force have been disclosed and such particulars are true and correct and all premiums due on such policies have been duly paid and all such policies are valid and in force and (so far as the Company and the Vendor are aware) there are no circumstances which might lead to any liability under such insurance being avoided by the insurers or the premiums being increased and there is no claim outstanding under such policy nor are the Company and the Vendor aware of any circumstances likely to give rise to a claim or cause an application for renewal of such policy to be refused.

(D)	Retention of title

The Company has not acquired or agreed to acquire any material asset on terms that title to such asset does not pass to the Company until full payment is made.

(E)	Equipment leases etc.

Rentals payable by the Company under any leasing, hire-purchase or other similar agreement to which it is a party have not been and are not likely to be increased and all such rentals are fully deductible by the Company for tax purposes.

11.	OPERATION

(A)	Licenses, permits, consents and authorities

The Company has all necessary licenses (including statutory licenses), permits, consents and authorities (public and private) for the proper and effective carrying on of its business and in the manner in which such business is now carried on and all such licenses, permits, consents and authorities are valid and subsisting and the Company knows of no reason why any of them should be suspended, cancelled or revoked whether in connection with the acquisition of the Sale Shares by the Purchaser or otherwise and so far as the Company is aware there are no factors that might in any way prejudice the continuance or renewal of any of those licenses, permits, consents or authorities and the Company is not restricted by contract from carrying on any activity in any part of the world.

(B)	Litigation and arbitration

(i)	Save as plaintiff in the collection of debts (not exceeding A$100,000 (or its equivalent in any other currency) in the aggregate) arising in the ordinary course of business, the Company is not now engaged in any litigation or arbitration proceedings and there are no lawsuits or arbitration proceedings pending or threatened by or against the Company or any person for whose acts or defaults the Company may be vicariously liable.

(ii)	No injunction has been granted against the Company.

(iii)	The Company is not subject to any order or judgment given by any court or governmental agency which is still in force.

(iv)	The Company has not given any undertaking to any court or to any third party arising out of any legal proceedings.

(v)	There is no matter or fact in existence which might give rise to any legal proceedings or arbitration involving the Company including any which might form the basis of any criminal prosecution against the Company.

(vi)	No current director, officer or employee of the Company has had a bankruptcy petition presented against him, is party to any arrangement or compromise under any insolvency legislation, or has been disqualified from acting as a director of a company for any period or has been convicted of or is at present or has been charged with and not acquitted of any criminal offence (other than traffic offences the subject of a fixed penalty fine).

(vii)	No governmental or other investigation or inquiry is in progress or threatened in respect of the Company or its business and there are no circumstances likely to lead to any of the same.

(C)	Delegation of powers

There are in force no powers of attorney given by the Company nor any other authority (express, implied or ostensible) given by the Company to any person to enter into any contract or commitment or do anything on its behalf other than any authority of employees to enter into routine trading contracts in the normal course of their duties.

(D)	Confidentiality

No disclosure has been made of any of the confidential information, including financial or trade secrets, of the Company save in the ordinary course of business of the Company and the Company has taken adequate steps to preserve the confidential nature of all such information.

(E)	Business names

The Company does not use on its letterhead, books or vehicles or otherwise carry on its business under any name other than its corporate name.

(F)	Records of the Company

(i)	All the accounting records, statutory and other books and records (including the register of members), and other deeds documents records, data and information of the Company and its pension and benefit schemes (if any) are, and have since its incorporation been, kept up to date, properly, accurately and consistently completed and are a complete and accurate record of all acts and transactions of the Company and of all matters required by law or best business practice to be recorded or registered therein; the Company has not received any application or request for rectification of any such registers are in the possession of the Company.

(ii)	The Company does not have any of its records, systems, controls, data or information recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process whether computerised or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company.

(G)	Winding up, insolvency and receivership

(i)	No order has been made or petition presented or resolution passed for the winding up of the Company and no distress, execution or other process has been levied on any of its assets.

(ii)	The Company has not stopped payment and is not insolvent nor unable to pay its debts as they fall due.

(iii)	No administrative or other receiver has been appointed by any person of the business or assets of the Company or any part thereof, nor has any order been made or petition presented for the appointment of an administrator in respect of the Company.

(iv)	There has been no delay by the Company in the payment of any material obligation due for payment.

(H)	Guarantees warranties and sureties

The Company has not given any guarantee of or security for any overdraft, loan or loan facility granted to the Company.

(I)	Documents

All title deeds and other documents required to show title to the assets of the Company (duly stamped where necessary) and all other documents and agreements to which the Company is a party and all other documents, records and correspondence of the Business owned by, or which ought to be in the possession of, the Company are in the possession of the Company.

12.	CONTRACTS

(A)	Onerous contracts

There are no long term contracts (i.e. contracts not terminable by the Company without penalty on six months’ notice or less) or onerous or unusual or abnormal contracts (i.e. contracts for capital commitments or contracts differing from those necessitated by the ordinary course of business) binding upon the Company, nor is the Company a party to any contract which contains any onerous or other provision material for disclosure to an intending purchaser of the Sale Shares and no expenses or liabilities of a material amount have been incurred before the date of this Agreement by the Company otherwise than for the purpose of the Company's business.

(B)	Material contracts

Copies of all material contracts to which the Company is a party have been disclosed or will be disclosed to the Purchaser during the due diligence to be conducted by the Purchaser pursuant to clause 3.1(a) of the Agreement and, save as those disclosed, the Company is not a party to or subject to any agreement, transaction, obligation, commitment, understanding, arrangement or liability which:

(i)	is incapable of complete performance in accordance with its terms within six months after the date on which it was entered into or undertaken;

(ii)	is known by the Vendor to be likely to be unprofitable or result in a loss to the Company on completion of performance;

(iii)	cannot readily be fulfilled or performed by the Company on time and without undue or unusual expenditure of money and effort;

(iv)	involves or is likely to involve obligations, restrictions, expenditure or receipts of an unusual, onerous or exceptional nature and not in the ordinary course of business;

(v)	requires an aggregate consideration payable by the Company in excess of A$50,000 (or its equivalent in any other currency);

(vi)	is a contract for services (other than contracts for the supply of electricity or normal office services);

(vii)	requires the Company to pay any commission, finder's fee, royalty or the like; or

(viii)	is in any way otherwise than in the ordinary and proper course of the Company's business.

(C)	Performance of contracts

(i)	The terms of all contracts of the Company have been complied with by the Companyand by the other parties to the contracts in all respects and there are no circumstances likely to give rise to a default by the Company or by the other parties under any such contract.

(ii)	All the contracts of the Company except those between the Company and its employees are assignable by the Company without the consent of any other party.

(iii)	There are no outstanding claims, separately or in the aggregate of material amounts, against the Company on the part of customers or other parties in respect of defects in quality or delays in delivery or completion of contracts or deficiencies of design or performance or otherwise relating to liability for goods or services sold or supplied by the Company and no such claims are threatened or anticipated and there is no matter or fact in existence in relation to goods or services currently sold or supplied by the Company which might give rise to the same.

(iv)	The Company has no knowledge of the invalidity of or grounds for rescission, avoidance or repudiation of any agreement or other transaction to which the Company is a party and has received no notice of any intention to terminate, repudiate or disclaim any such agreement or other transaction.

(D)	Restrictive contracts

There are no agreements in force restricting the freedom of the Company to provide and take goods and services by such means and from and to such persons as it may from time to time think fit.

(E)	Agency and distributorship agreements

The Company is not a party to any subsisting agency or distributorship agreement.

SCHEDULE 2

2020 Accounts

IN WITNESS whereof this Agreement has been duly executed by all parties hereto the day and year first above written

SIGNED by:	)
For and on behalf of	)
Teko International Limited	)	/s/ Loui Kotsopoulos
In the presence of:	)

SIGNED by:	)
For and on behalf of	)
Sunup Holdings Limited	)	/s/ Con Unerkov
In the presence of:	)	Signed on August 6, 2020

SIGNED by:	)
For and on behalf of	)
Integrated Media Technology Limited	)	/s/ Man Chung Chan
In the presence of:	)	Signed on August 6, 2020